Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hacking Labs
46 Digital Dr., STE. 2
Novato, CA 94949
https://www.veercycle.com/

Up to $1,070,000.00 in Non-Voting Common Stock at $0.64
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hacking Labs
Address: 46 Digital Dr., STE. 2, Novato, CA 94949
State of Incorporation: CA
Date Incorporated: July 28, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 15,625 shares of Non-Voting Common Stock
Offering Maximum: $1,070,000.00 | 1,671,875 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $0.64
Minimum Investment Amount (per investor): $298.88

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

*Company Perks**

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

<u>Amount-Based:</u>

$500+ You Rock! Level Up

30% discount on an order, shirt, stickers

$1,000+ We Love You? Level Up

2% bonus shares, 30% discount on an order, shirt, remote control electric motorcycle

$2,500+ Riders LevelUp

5% bonus shares, 30% discount on an order, shirt, remote control electric motorcycle

$5,000+ Owners Level Up

10% bonus shares, lifetime 30% discount on orders, shirt, underwear, remote control electric motorcycle, glorious founder edition trophy

$10,000+ Founders Level Up

15% bonus shares, raffle ticket for 1 of 3 Custom Founder Edition electric bikes with Veer Split Belt, call or meeting with the founding team, first look at upcoming products in development, lifetime 30% discount on orders, shirt, underwear, remote control electric motorcycle, glorious founder edition trophy

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hacking Labs will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.64 share, you will receive and own 110 shares for $64. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

VEER builds next-gen drivetrains for the future of local transportation.

Our Carbon fiber transmissions boost the durability, performance, range, and affordability of light electric vehicles like eBikes, eScooters, and eMotorcycles. This increases ridership and lets cities move on from cars for local transit.

We sell direct to consumers over the internet, through partner retailers, to distributors, and to OE manufacturers. We have manufacturing partners in Taiwan and prototyping, manufacturing, and QC capability in the San Francisco Bay Area.

Our target customers are people who want to be healthier and live sustainably, but are annoyed or intimidated by bikes and light vehicles. OEMs in the eBike, eMotorcycle, eScooter, and other micro-mobility sectors are also our target customers.

Competitors and Industry

VEER operates in the transmission hardware space, and has two primary competitors:

Shimano dominates the component market for bicycles and eBikes. Shimano is a multibillion-dollar Japanese company that operates globally, at every price point, and in nearly every segment of the industry. They are known for ubiquitous distribution and a high level of value for the price of components.

Gates Corp dominates the market for final drives on light electric vehicles and also dominates the market for durable belt drives on bicycles and e-bikes. Gates is a multibillion-dollar American company, and the oldest belt drive company in the world, selling almost exclusively to OEM customers. Both competitors are known for ubiquitous distribution and a high level of value for the price of components. However, both are also slow-moving incumbents that are unwilling to innovate on their own business models.

Hacking Labs is able to sell omnichannel to multiple industries, has a unique technology, and is able to adapt and innovate more quickly than the incumbents.

Current Stage and Roadmap

CURRENT STAGE

VEER has developed and launched several novel products into multiple channels. Split Belt is the primary product line, with a series of proprietary sprockets, belts, and accessories that allow bikes and motorcycles of existing design to utilize carbon belt drive technology.

FUTURE ROADMAP

We are excited to launch more ebike and emotorcycle specific products this year. We are also launching a new system that allows for seamless, high-efficiency gear shifting on many types of light electric vehcles, utilizing split belt drive technology.

The Team

Officers and Directors

Name: Sean Hacking

Sean Hacking's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: July 28, 2016 - Present

Responsibilities: Ultimately responsible for making managerial decisions at the highest level. Compensation: $0 salary, 6M founder shares

- **Position:** President of the Board
  Dates of Service: July 28, 2016 - Present
  Responsibilities: Preside over board meetings, $0 compensation

- **Position:** Secretary of the Board
  Dates of Service: July 28, 2016 - Present
  Responsibilities: Record the minutes of all meetings of the Board of Directors, maintain records of committee meetings, oversee the maintenance of membership lists, provide for the safe keeping of all official contracts and records of the organization and publish notices of scheduled meetings as required in these Bylaws.

Name: Daniel Hacking

Daniel Hacking's current primary role is with Rick's Energy Solutions. Daniel Hacking currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Treasurer of the Board
  Dates of Service: July 28, 2016 - Present
  Responsibilities: The custodian of the funds, securities, and financial records of the association.

Other business experience in the past three years:

- **Employer:** Hacking Labs
  Title: Lead Mechanic
  Dates of Service: June 01, 2018 - April 01, 2019
  Responsibilities: Build machines and bikes to test drivetrain components, evaluate new drivetrain components for performance

Other business experience in the past three years:

- **Employer:** Rick's Energy Solutions
  Title: Title 24 Building Analyst
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Evaluate building projects for compliance with California Title 24 efficiency laws.

Name: Colin Hacking

Colin Hacking's current primary role is with Retired. Colin Hacking currently services Board meetings only hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board
  Dates of Service: July 28, 2016 - Present
  Responsibilities: heads the board of directors, provides leadership to the firm's executives and other employees, leads the charge on big-picture decisions and sets the tone for the corporate culture of the company. Compensation for advising and board leadership totaled 315,000 shares

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation

of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the transmissions products industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not

materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Split Belt Shift transmission. Delays or cost overruns in the development of our Split Belt Shift transmission, and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at

a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and/or trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the

Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there may be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by another existing business. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is less likely.

COVID-19 Could Negatively Impact Our Supply Chain and Ability to Acquire New Customers
COVID-19 has negatively impacted supply chains and production times around the world. It may impact our ability to deliver products on time, as well as our ability to acquire new customers at events, trade shows, and customer meetings.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sean Hacking	6,000,000	Common Stock	57.14
Colin Hacking	3,085,000	Common Stock	29.38
Colin Hacking	315,000	Non-Voting Common Stock	29.38

The Company's Securities

The Company has authorized Common Stock, Non-Voting Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,671,875 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 10,500,000 with a total of 9,285,000 outstanding.

Voting Rights

Each outstanding share shall be entitled to one vote on each matter submitted to a vote of shareholders. Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, other than elections to office, but, if the shareholder fails to specify the number of shares such shareholder is voting affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares such shareholder is entitled to vote.

Material Rights

There are no material rights associated with Common Stock.

Non-Voting Common Stock

The amount of security authorized is 4,500,000 with a total of 2,500,000 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis (2,500,000) includes

1,233,300 shares issued and 1,266,700 shares to be issued pursuant to outstanding stock options.

Convertible Note

The security will convert into Common or preferred depending on qualified financing and the terms of the Convertible Note are outlined below:

Amount outstanding: $105,000.00
Maturity Date: November 25, 2022
Interest Rate: 5.0%
Discount Rate: 10.0%
Valuation Cap: None
Conversion Trigger: Qualified Financing, voluntary conversion, change of control

Material Rights

Investor may elect to (i) covert the outstanding principal amount of this Note and all accrued and unpaid interest

on this Note, along with the other Notes, into fully paid and nonassessable shares of the Company's non-voting

Common Stock at a price per share equal to the Conversion Price; or (ii) receive payment from the Company

of 120% of the total outstanding principal amount.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value

dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $415,000.00
Number of Securities Sold: 275,000
Use of proceeds: Operations, R&D, Payroll, Inventory
Date: April 15, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $116,000.00
Number of Securities Sold: 535,000
Use of proceeds: Operations, Payroll, Inventory, Marketing
Date: July 20, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $105,000.00
Use of proceeds: Operations, Payroll, R&D, Inventory
Date: December 14, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 6,000,000
Use of proceeds: Founder Shares
Date: April 15, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 315,000
  Use of proceeds: Advising and board compensation from Colin Hacking
  Date: January 31, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Hacking Labs: Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $107,664, up over 200% compared to fiscal year 2019 revenue of $33,665. Improved market awareness, new products, and content marketing improved D2C sales about 67%.

Bringing on several distributors and a small growth in OEM sales accounted for almost half of our revenue in 2020, compared to none in 2019. International sales grew significantly, and we believe western Europe will be our strongest market in the coming years.

Cost of Sales

Cost of sales was $54,045 in 2020, compared to $9,768 in 2019. This is a percentage increase year over year, due to an increased portion of sales being made up from lower margin B2B sales instead of higher-margin direct sales.

Gross margins

Gross profit increased by $29,722 over 2019 gross profit, and gross margins as a percentage of revenues decreased from 70.9% in 2019 to 49.8% in 2020. This lower performance was caused by a percentage decrease in higher-margin direct-to-consumer sales and an increase in B2B sales.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses, inventory, rent and insurance, and expenses of Hacking Labs.

Expenses in 2020 increased $26,146 from 2019. Almost all this increase was due to increased compensation and benefits costs. The Company increased employee hours, resulting in increased costs.

Historical results and cash flows:

Historical results and cash flows are not representative of what investors should expect in the future, assuming a fully subscribed campaign.

In the past two years, the most cashflow intensive parts of the business were Payroll and R&D. Payroll will continue to be cashflow intensive, but sales and marketing costs will become a much larger portion of expenses.

Previously, the needed cash was generated through sale of equity and revenue. In the future, we expect this to be primarily through sales. With several product launches and new B2B partnerships coming online, cashflow should increase significantly in 2021 and 2022.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand, $64,233.61
The company currently has a revolving line of credit with Wells Fargo, for a total amount available of $10K. This line of credit currently has an outstanding balance of $0

Shareholder loan possible up to $50k
Credit cards with a combined limit of $19,500

Inventory: $21,399

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical for growth. The company could continue operations with expected revenenue, but would not have the ability to invest in growing quickly.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

A large portion of the total funds available to the company is expected to be made up of funds from this campaign. If the target of $1M is raised, that will make up over 90% of total funds available.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Approximately 7 months, based on average total burn rate over the last three months (not including payments on prior debt), and including recent accounts recievable.

How long will you be able to operate the company if you raise your maximum funding goal?

Approximately 18 months due to increased activity with use of funds.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have not explored lines of credit based on collateral.

There is potential for Line of Credit from several suppliers and strategic partnerships.

There are contemplated future capital raises from strategic investments or angel investors.

Indebtedness

- **Creditor:** US Government: Paycheck Protection Program
  Amount Owed: $7,215.00

Interest Rate: 1.0%
Maturity Date: June 05, 2022
Expected to be forgiven by PPP

- **Creditor:** US Small Business Administration
Amount Owed: $12,500.00
Interest Rate: 3.75%
Maturity Date: July 01, 2051

- **Creditor:** Christopher Hacking
Amount Owed: $75,000.00
Interest Rate: 5.0%
Maturity Date: December 14, 2022
Convertible Note with a 10% discount and no cap

- **Creditor:** Colin Hacking
Amount Owed: $30,000.00
Interest Rate: 5.0%
Maturity Date: November 24, 2022
Convertible Note, 10% discount, uncapped

Related Party Transactions

- **Name of Entity:** Colin Hacking
Relationship to Company: Director
Nature / amount of interest in the transaction: Investment in Convertible Note of $30,000
Material Terms: 5% interest, maturity Nov 14 2022, 10% discount, uncapped

- **Name of Entity:** Christopher Hacking
Relationship to Company: Family member
Nature / amount of interest in the transaction: Investment in Convertible Note of $75,000
Material Terms: Maturity Dec 2022, 5% interest rate, 10% discount, uncapped

Valuation

Pre-Money Valuation: $7,542,400.00

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, are converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $105,000.000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Valuation Basis

Our valuation is based on the consideration of multiple factors.

Similar Reg CF offerings at our stage and in a comparable segment:

1. Solectrac - electric tractor company - 7.75M valuation

Similarity: Early-stage EV industry startup

Difference: shorter revenue history than Hacking Labs (just started sales), smaller TAM $12Bn tractor market vs. ~$50-60Bn cycling market

2. Hitch Hotel - small camper company - 5M valuation

Similarity: Early-stage recreation startup

Differences: no revenue (Hacking Labs has revenue), prototype only (Hacking Labs has commercial products).

3. Eli electric-micro electric car - 18M valuation cap

Similarity: Early stage EV industry startup

Differences: no revenue (Hacking Labs has revenue), prototype only (Hacking Labs has commercial products), no established market size (Hacking Labs sells into existing markets)

4. Battle Approved motors - 6.29M valuation, no revenue, no prototype, renderings only

Similarity: Early-stage EV industry startup

Differences: no revenue (Hacking Labs has revenue), no prototype (Hacking Labs has commercial products), no established market size (Hacking Labs sells into an existing market)

5. Rumble motors- electric moped bike - $12M valuation

Similarity: Early-stage recreation EV industry startup, some early revenue

Differences: Shipped fewer units than Hacking Labs (200 vs. 1000+)

Our $7.5 Pre-money valuation is within the range of these prior offerings, even those that might not demonstrate the level of traction as Hacking Labs. Our valuation allows us to be competitive with other comparable raises in similar segments at a similar stage and to raise enough capital to maintain growth levels under the current dilution constraints.

Large TAM and SAM size
Compared to other offerings in this price-range, Hacking Labs operates in a favorably sized market. This means there is potentially more room to grow. The global cycling market is approximately $50 billion/ year. Our current product, high-quality drives for bikes is a multi-billion dollar market. The and electric vehicle and micro-mobility markets are expected to be worth hundreds of billions of dollars by 2030.

Lack of competitors offering a similar solution
There are no competing belt drive products that adapt to traditional bike designs or offer the same flexibility. There are currently no clutchless two-speed built-in shifting belts for vehicles on the market.

Intellectual property
Allows Hacking Labs to defend its market position and technological advantage through two pending patents on belt splice technology that enables much more vehicle design flexibility and shifting mechanism technology that improves performance and efficiency over single-speed drives, and improves performance and durability over multi-speed drives

Recognition in the market
The VEER brand is recognized by many professionals and enthusiasts in the industry, increasing the company value over a Reg CF offering from a brand that is less established.

B2B partnerships and distribution
This means we have a better potential growth rate than other offerings with less distribution infrastructure. Over 20 OEMs testing the product, 50 retail partners, and 3 distributor partners

Strong supplier relationships.
We already know how to work with existing suppliers to deliver high-quality products on-time. Supply chain issues are a substantial risk for businesses that have not yet delivered to customers.

Company revenues grew over 3X from 2019-2020
We have demonstrated YoY revenue growth when compared to similar Reg-CF offerings of the past, Hacking Labs has favorable metrics and traction and a similar pre-money valuation.

The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  90.0%
  People are what make this company, and we need to continue paying them in order to grow.

- *Marketing*
  6.5%
  Veer has grown with almost no paid advertising spend. Beginning this stage is a major part of our growth plan.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  55.0%
  Hiring and retaining talent is the only way we can grow quickly. Payroll for COO and CMO are the largest planned expenditures.

- *Marketing*
  20.0%
  Marketing and sales is a major part of our growth strategy. This spend will mostly be digital ad buys for D2C and direct sales expenses for B2B

- *Operations*
  11.0%
  Manufacturing and distributing hardware is an operations-intensive business. These funds will help us maintain a healthy balance sheet as we grow and require greater operational funds.

- *Research & Development*
  5.0%
  Much of the R&D for the next product lineup has been completed, but we will need to use some of the funds to bring the products up to commercial quality.

- *Inventory*

5.5%
Using this funding to purchase inventory is important so we can meet the volume required to lower production costs. The larger our order quantity, the higher profit margins we can acheive.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.veercycle.com/ (https://www.veercycle.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/veer

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hacking Labs

[See attached]

HACKING LABS

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Hacking Labs
Somes Bar, California

We have reviewed the accompanying financial statements of Hacking Labs (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 9, 2021
Los Angeles, California

HACKING LABS
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2020**	**2019**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 64,234	$ 3,552
Inventories	21,399	21,499
Prepaids and other current assets	3,781	-
Total current assets	**89,414**	**25,051**
Property and equipment, net	11,211	15,005
Security deposit	3,000	-
Total assets	**$ 103,625**	**$ 40,056**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Card	$ 12,394	$ 9,984
Current portion of Long Term Loan	282	-
Forward financing	3,999	-
Other current liabilities	3,499	169
Total current liabilities	**20,173**	**10,153**
Loans Payable	19,433	-
Convertible Promissory Note	105,000	-
Total liabilities	**144,606**	**10,153**
STOCKHOLDERS' EQUITY		
Common Stock	603,652	543,652
Retained earnings/(Accumulated Deficit)	(644,634)	(513,750)
Total stockholers' equity	**(40,982)**	**29,903**
Total liabilities and stockholders' equity	**$ 103,625**	**$ 40,056**

See accompanying notes to financial statements.

HACKING LABS

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 107,664	$ 33,665
Cost of goods sold	54,045	9,768
Gross profit	53,619	23,897
Operating expenses		
General and administrative	168,146	147,204
Sales and marketing	11,133	5,929
Total operating expenses	179,279	153,133
Operating income/(loss)	(125,659)	(129,236)
Interest expense	4,021	7,377
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(129,680)	(136,613)
Provision/(Benefit) for income taxes	1,204	-
Net income/(Net Loss)	**$ (130,884)**	**$ (136,613)**

See accompanying notes to financial statements.

HACKING LABS

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock			Accumulated		Total Shareholders'
	Shares		Amount	Deficit		Equity
Balance—December 31, 2018	**8,750,000**	**$**	**427,652**	**$ (377,136)**	**$**	**50,516**
Issuance of Common Stock	535,000		116,000			116,000
Net income/(loss)	-		-	(136,613)		(136,613)
Balance—December 31, 2019	**9,285,000**		**543,652**	**(513,750)**		**29,903**
Capital contribution	**-**		**60,000**	-		60,000
Net income/(loss)	-		-	(130,884)		(130,884)
Balance—December 31, 2020	**9,285,000**	**$**	**603,652**	**(644,634)**	**$**	**(40,982)**

See accompanying notes to financial statements.

HACKING LABS

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (130,884)	$ (136,613)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	3,794	3,794
Changes in operating assets and liabilities:		
Inventory	100	(18,499)
Prepaid expenses and other current assets	(3,781)	-
Credit Cards	2,409	409
Other current liabilities	3,330	168
Security deposit	(3,000)	
Net cash provided/(used) by operating activities	**(128,032)**	**(150,741)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Promissory Note	105,000	-
Borrowing of Loan Payable	19,715	-
Issuance of Common Stock		116,000
Forward financing	3,999	
Capital contibution	60,000	
Net cash provided/(used) by financing activities	**188,714**	**116,000**
Change in cash	60,682	(34,741)
Cash—beginning of year	3,552	38,293
Cash—end of year	**$ 64,234**	**$ 3,552**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 4,021	$ 7,377
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Hacking Labs was formed on August 15, 2016 in the state of California. The financial statements of Hacking labs (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Novato, California.

The company designs mechanic transmission components. We do not manufacture in house. Our vision is to create mechanical transmissions for light electric vehicles in the transportation industry that are more durable, reliable. Our mission is to help propel the wave of more sustainable transportation vehicles.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery & Equipment	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Hacking Labs is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of bike belt drive products & accessories. The Company sales the products online and also wholesales to certain distributors.

Cost of sales

Costs of goods sold include input materials, cost of labor, commissions, distribution services and etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $11,133 and $5,929, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 9, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Inventory assets	$ 21,399	$ 21,499
Total Inventories	**$ 21,399**	**$ 21,499**

The entire inventory balance consists of finished goods.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid expenses	$ 3,781	$ -
Prepaids and other current assets	**$ 3,781**	**$ -**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Accrued expenses	$ 3,000	$ -
Accrued interest	323	
Tax liabilities	72	65
Other current liabilities	104	104
Total Other Current Liabilities	**$ 3,499**	**$ 169**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Machinery & Equipment	25,250	25,250
Accumulated depreciation	(14,039)	(10,245)
Property and Equipment, Net	**$ 11,211**	**$ 15,005**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $3,794 and $3,794, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of common shares with no par value. As of December 31, 2020, and December 31, 2019, 9,285,000 and 9,285,000 of common stocks have been issued and are outstanding.

7. DEBT

Loans Payable

During the years presented, the Company has entered into loans payable. The details of the Company's loans and the terms are as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Notes Payable:PPP Forgivable Loan	$ 7,215	1.00%	Fiscal Year 2020	6/5/2022	36	36		7,215	7,215					
Notes Payable:SBA Disaster Loan	$ 12,500	3.75%	Fiscal Year 2020	30 Years	234	234	282	12,218	12,500					
Total					$ 270	$ 270	$ 282	$ 19,433	$ 19,715	$ -	$ -	$ -	$ -	$ -

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 282
2022	1,850
2023	1,850
2024	1,850
2025	1,850
Thereafter	12,032
Total	**$ 19,715**

The Company applied for PPP loan forgiveness, and it expects the loan to be forgiven. Once the loan is forgiven, the Company will recognize other income in the amount of the forgiven loan.

Forward Financing

During fiscal year 2020, the Company entered into the finance agreement with Shopify Capital in the amount of $6,328. It bears remittance rate of 17%. The lender provides the company with the advance amount of $ 5,600 in exchange for sale of receivables to the lender. As of December 31, 2020, the outstanding balance of this kind of financing is in the amount of $3,999 and entire amount is classified as the current portion.

Convertible Note(s)

During 2020, the Company entered into 2 convertible Promissory Notes with its founders for an aggregate amount of $105,000. The following are the details of the convertible notes:

					For the Year Ended December 2020				
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Interest Expense**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtednes s**
Christopher Hacking	$ 75,000	5.00%	12/14/2020	12/14/2022	87	87	-	75,000	75,000
Colin Hacking	$ 30,000	5.00%	11/24/2020	11/25/2022	146	146	-	30,000	30,000
Total					**$ 233**	**$ 233**	**$ -**	**$ 105,000**	**$ 105,000**

The convertible notes are convertible into common or preferred shares at a conversion price. The conversion price means a price per share equal to 90% of the price per share price paid by the other purchasers (excluding any notes converting into Common Stock) of the Common Stock sold in the Qualified Financing or Non-Qualified Financing, as applicable. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately. There was no conversion into equity occurred during 2020.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (39,056)	$ (30,417)
Valuation Allowance	39,056	30,417
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (169,776)	$ (130,720)
Valuation Allowance	169,776	130,720
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $576,907, and the Company had state net operating loss ("NOL") carryforwards of approximately $555,398. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

During 2020, the company entered into Convertible Promissory Notes with its founders Colin Hacking and John Hacking for an aggregate amount of $105,000. Refer to Note 7 for the convertible notes details.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2020	$	6,000
2021		-
2022		-
2023		-
Thereafter		-
Total future minimum operating lease payments	**$**	**6,000**

Rent expense was in the amount of $ 32,900 and $ 22,200 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through March 9, 2021 the date the financial statements were available to be issued.

On January 20, 2021, the Company granted stock options to key employees.

On March 9, 2021, the Company amended its articles of incorporation to authorize the two classes of shares to be designated Common Stock and Non-Voting Common Stock. The Company is authorized to issue 10,500,000 shares of Common Stock and 4,500,000 of non-voting Common Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $125,659, an operating cash flow loss of $128,032 and liquid assets in cash of $64,234, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

VEER

Bomb-proof carbon belt drivetrains



Website Novato, CA CONSUMER PRODUCTS TRANSPORTATION

Veer designs carbon fiber drivetrains to replace dated chain drives for light electric vehicles - with the goal to provide a better drive solution as urban transportation evolves to go more electric. Their 2020 sales surpassed $100,000 in the growing eBike and eScooter markets ($23 billion and $18.6 billion, respectively).

$0.00 raised

0 Investors	$7.54M Valuation
$0.64 Price per Share	$298.88 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Large, growing market: Veer is expanding into the Light Electric Vehicle Market with the electric bike market valued at $23 billion in 2020 alone.
- Impressive sales: Veer Cycle saw more than $100,000 in sales in 2020.
- Valuable mission: The Split Belt is designed to enhance light electric vehicle usage for local transportation, contributing to cities' efforts to go green and combat climate change.

The Split Belt™: A carbon fiber belt drivetrain alternative for light electric vehicles

When a mangled bike chain sent our Founder & CEO, Sean Hacking straight into the pavement in the middle of traffic, he decided to take matters into his own hands for everyone else who could be riding but are intimidated by the safety, reliability, and inconsistent performance.

The Split Belt carbon fiber drive by Veer is a next-gen drivetrain that boosts durability, performance, range, and affordability of bicycles and light electric vehicles like eBikes, eScooters, and eMotorcycles.



**Images above are computer generated demo versions.*

We want to replace dated chain drives for light electric vehicles - with the goal to provide a better drive solution to increase ridership as urban transportation evolves to go more electric.





We outperform the traditional bike chain in durability, simplicity, and safety—which we believe is why we've already shipped 1,000 belts in the last two years and won an award at the world's largest bike trade show, Eurobike, for our Split Belt design.

EUROBIKE
START UP
AWARD 2018







Usual Chain Drive	Split BeltDrive
$525 cost to business 7 replacements over bike lifetime	$425 cost to business 2 replacements over bike lifetime
Lubrication and cleaning every 300 miles =headache	"Just works" for years even on Ebikes, bike fleets and shares
1K - 5K miles lifespan	10K - 30K miles lifespan
50% of cyclists suffered dangerous chain failure	0% of Veer customers suffered dangerous belt failure

*The above information is based on internal research and management's experience.

We believe we have mastered regular pedal bikes and we are ready to take over the electric motor vehicles sector.

THE PROBLEM

Transportation of the future shouldn't rely on technology from the past

We believe most electric scooters, electric motorcycles, and other forms of light electric vehicles still use the same outdated metal chain drives that were designed for manual bikes 140 years ago.

Chain drives are mechanically efficient and cheaper in upfront cost, but they are difficult to maintain and can become more expensive in the long run due to maintenance and upkeep. Poorly cared-for chains have the potential to fail mid-ride, posing a huge danger to riders.


Normal Bike Chains Suck
They rust, they jam, they fall off the bike when you peddle too hard...they don't go the distance


The Split Belt™ Benefits
Strong
Performance
Durable
Silent
Smooth
Range
Affordability
Clean

Many light electric vehicles also do not have a method to change gears, causing the electric drive system to have trouble operating at the most efficient speed, limiting range and performance.



THE SOLUTION

A replacement for that rusty old bike chain

Our technology is bringing drivetrains for bicycles and light electric vehicles up to speed for the modern rider. Our toothed carbon fiber Split Belt is as strong as a chain, yet far more efficient—meaning less maintenance with fewer service costs and less time spent tinkering with shoddy old chains.


That’s why we made our belt drive system

Split Belt adds efficient shifting capabilities to single-speed drives seamlessly, giving the motor better performance over a range of speeds.



**Images are computer generated demo versions.*

This means motors and batteries can be **smaller, cheaper, and lighter**, which reduces production costs.



With no metal-on-metal contact, **our belt never needs cleaning or lubrication** either.

Split Belt is also super versatile: It "drops in" to existing bike designs with the ability to be adapted to many different light electric vehicles and form factors.

Images are computer generated demo versions.



Low Maintenance
Our belts never needs cleaning or lubrication
No clickity clack—Metal on Metal contact—means no rust
A+ Compatibility
It "drops in" to existing bike and vehicle designs
hint hint: think light electric vehicles

THE MARKET

Small electric vehicles will ride on traction built during the pandemic

By 2027, the worldwide bicycle market is anticipated to grow to $147.24 billion. In 2020, the electric bike market was valued at $23.89 billion with an expected CAGR of 11.84% through 2026, and the eBike drive market specifically was valued at $6.19 billion. The electric scooter market was estimated at $18.6 billion in 2019, and the electric motorcycle market is slated to reach $40 billion by 2026. In 2020 alone, the eBike market saw a 144% increase year over year in sales, an increase in cycling interest-driven in part by the pandemic—changes that are anticipated to stick.



eBike Adoption Is Exploding Faster Than Any Other Electric Vehicle[1]
144% growth YOY2020 in the U.S[2]
130 Million e-bikes sold globally over the next 3 years[1]

Source 1 and Source 2

Our target market size is $120M per year, putting our target volume at 700,000 drives per year.


$120 Million Veer Split Belt Market
700,000 drives per year

Images are computer generated demo versions.

OUR TRACTION

Consumers are happy to adopt the Split Belt

Since our inception in 2019, we have seen year-over-year growth of 200%, having shipped more than 1,000 drive units to date. Overall, we've seen $141K+ in 2019/2020 gross sales, with $100K+ in 2020 alone. Our returning customer rate for our online store is 30%.

We have proven and meaningful growth stats


200%
YOY Growth
30%
Repeat
Customers

At this time, we have also several national and international production partners, three international distributors, and 50 retail dealers, including Just Pedal, Spokesman bicycles, Rob's bike center, Hartsburg Cycle Depot.

WHAT WE DO

We've created a product that carefully considers the needs of manufacturers and riders alike





**Images above are computer generated demo versions.*

The Split Belt is a bomb-proof carbon belt system that runs on metal sprockets to transfer power from the rider and/or motor to the wheel, increasing efficiency and decreasing hassle compared with traditional chain drives.

The unique split link in the belt allows for complete design freedom for the manufacturer.





Front Beltring

Proprietary Belt Rail™ sprocket flanges provide perfect belt guidance and our unique Grit Vents™ shed mud and debris readily

Rear Sprockets

Multi layer Armor Plate Alloy™ forms an exceptionally hard, abrasion resistent exterior with a durable interior





The Splice Is Right

V-Link™ allows belt to be integrated onto more designs where fully circular belts can't be used

The Split Belt is super adaptable, as well, with a joint in the circular belt that allows it to be threaded through frame cavities and made in any length.


We made our belt design system simple to manufacture & install
So it can scale rapidly when the time arrives

THE BUSINESS MODEL

Peddling our product through multiple distribution channels

We aim to be the go-to drive solution for manufacturers who are looking to improve performance and reliability—but also want a turnkey solution that works with their existing designs.


Current Sales Channels
OEM
Direct to Dealer
5%
10%
40%
45%
Direct to Consumer
Distributors

In the future we plan to have OEM be our primary channel at around 50%, followed by distributor sales at ~30%.


$489.60
2020 Avg. Order Value
$89
Cost of Goods Sold
$190
Avg. Selling Price
$101
Avg. Margin/ Drive

We're targeting the mid to high end (for quality) of the light electric vehicles market while we work to lower costs while maintaining value proposition. Reducing production costs by 40-50% will be key to making our Split Belt fully mass-market.

HOW WE ARE DIFFERENT

Our designs are adaptable and cater to the entire market

Our main competitor for durable drives pushes manufacturers to adapt their existing designs to work with their belt drives. We believe this gives us a considerable advantage; our Split Belt can be put on almost any design, with no adaptation necessary.



**Images above are computer generated demo versions.*

There are also other companies that create geared hubs and chain products, however, they don't offer the durable, low-maintenance drive systems that compare to ours.

COMPETITION

They wouldn't build this, so we had to.

BENEFIT	VEER	Gates	SHIMANO
DURABLE Low operation cost/hassle	✓	✓	
LIGHT WEIGHT Better experience and performance	✓	✓	
DROP-IN SOLUTIONS Faster market adoption	✓		✓
INTEGRATED SHIFTING Lower system cost / complexityv	✓		✓
INDUSTRIAL ETHOS	✓	✓	
CYCLING ETHOS	✓		✓

**The above information is based on internal research and management's experience.*

THE VISION

We intend to be THE drive supplier for the mid- to high-end market

We plan on transitioning to mostly OEM sales and to expand our operations in North America, Europe, Asia, and Australia.


Some countries we've already shipped to
Canada
United States
Norway
Germany
Japan
South Korea
Brazil
Australia
New Zealand

In 5 years, we expect to have built a complete line of geared and fully modular belt drive systems paired with motor systems. These will be used on an array of bikes and other vehicles, including electric cargo bikes and light delivery “trucks”.


Weltweite Dienstleistungen
ups
02507
e-drive

We hope to become the go-to drive supplier for mid-to-high-end eBikes and eScooters, especially in high-usage applications like shared fleets and rentals. This will reduce maintenance costs and vehicle downtime, as well as reduce waste and vehicle scrapping.

Our ultimate vision is to usher in more businesses like these to help cities curtail local car travel and combat climate change.


05052



OUR LEADERSHIP

With an eye toward the future and a focus on company culture, Veer is a team that gets things done



Sean Hacking, Founder, and CEO

- Lifelong cyclist and builder with a strong technical background built his first electric vehicle at 17
- Previously: Mechanical engineer and bioengineer at Cambrian Genomics and 10X Genomics, designing chemical production processes and liquid-handling robots

Kelly Burr, COO

- 37 years cycling industry experience in product development, sales, and operations with a deep base of industry knowledge and contacts
- Previously: Lead Marin Bikes to sales upwards of $60M as VP of Operations and VP of Product

Theron Hawly, Lead Product Designer

- B.S. mechanical engineering, Masters in product design
- Previously: Designed 3D printers and liquid handling robots

Katrina Mounivong, Business Manager

- B.S. Biochemistry and business management
- Previously: Operations experience from the restaurant industry

WHY INVEST

Veer is advancing the future of local transportation

We're doing more than just selling a great product.

Our carbon fiber transmissions boost the durability, performance, range, and affordability of light electric vehicles such as eBikes, eScooters, and eMotorcycles, thereby making these modes of transportation both more accessible and more desirable.

We can't think of a better way to increase ridership and help cities to move on from cars than to make people actually want to choose another way.



Meet Our Team



Sean Hacking

CEO/Founder

Sean founded Veer to make bikes work better and sustainable transportation more accessible. With a degree in Biomolecular Engineering and Bioinformatics, experience in automation and robotics in the biotech industry, and a lifelong passion for cycling, Sean is most comfortable building the things nobody else is building.



Theron Hawley

Lead Product Designer

Theron has a passion for integrating engineering and design to create beautiful, functional, customer-centered objects. With a masters from from Istituto Europeo di Design in Madrid and a background in mechanical engineering and manufacturing, he's experienced at bringing consumer products to market.



Kelly Burr

COO

Kelly has over 35+ years of international business experience. Having worked in bike shops in his teen years, as a VP of Operations and Product for a major bicycle manufacturer, and in running his own company, Kelly is an expert in international business, sourcing, production, negotiation, distribution, sales, and business acumen.



Daniel Hacking

Director/Engineering Consultant

Daniel is an energy engineer, mountain bike racer, and expert bike mechanic. He brings this multifaceted knowlege to full force making sure Veer products are fully and brutally tested--in the lab and on the trail. He breaks things so customers don't have to.



Katrina Mounivong

Business Manager

Katrina holds a degree in Biochemistry and Managerial Economics from UC Davis, and has many years of experience in restaurant management. She makes sure everything stays organized and running and every customer is delighted.

Offering Summary

Company	Hacking Labs
Corporate Address	46 Digital Dr., STE. 2, Novato, CA 94949
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$298.88

Terms

Offering Type	Equity
Security Name	Non-Voting Common Stock
Minimum Number of Shares Offered	15,625
Maximum Number of Shares Offered	1,671,875
Price per Share	$0.64
Pre-Money Valuation	$7,542,400.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$500+ You Rock! Level Up

30% discount on an order, shirt, stickers

$1,000+ We Love You? Level Up

2% bonus shares, 30% discount on an order, shirt, remote control electric motorcycle

$2,500+ Riders LevelUp

5% bonus shares, 30% discount on an order, shirt, remote control electric motorcycle

$5,000+ Owners Level Up

10% bonus shares, lifetime 30% discount on orders, shirt, underwear, remote control electric motorcycle, glorious founder edition trophy

$10,000+ Founders Level Up

15% bonus shares, raffle ticket for 1 of 3 Custom Founder Edition electric bikes with Veer Split Belt, call or meeting with the founding team, first look at upcoming products in development, lifetime 30% discount on orders, shirt, underwear, remote control electric motorcycle, glorious founder edition trophy

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hacking Labs will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.64 share, you will receive and own 110 shares for $64. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO

hi i'm mr Sean Hacking, Founder at Veer.

here's what you need to know about investing the future of transportation.

it's electric so why are electric vehicles still using drive tech from the

time of choo choo trains?

As an engineer i thought that was pretty **** dumb.

so i made split-belt. what is split-belt? glad you asked.

it's a magical carbon fiber drive. for bicycles and light electric vehicles, set to shake up a 50 billion dollar industry.

foot belt ramps up vehicle range and reliability and smashes down maintenance and manufacturing costs.

Indeed most of these two-wheeled vehicles use chains which are basically strings of bulls*** covered in grease.

we've all had bike chains fall off get you greasy. s*** it's even worse with the ludicrous electric torque and electric vehicles wasn't built for that.

We built split belt better.

how does it work?

Our bomb-proof carbon belt cables link the mudder to the wheel boosting torque no metal rubbing metal means a long lube free life.

our special belt split link gives total design freedom.

want to see our secret weapon?

yeah you do.

we cram seamless super efficient shifting right into the sprocket body.

this makes evs way more fun even with motors and batteries that are smaller

cheaper lighter.

i'd know i built my first ev when i was 17, before building robots in biotech.

that may sound cool which is why i said it.

i've also biked my whole life.

when a mangled chain sent me painfully, the pavement and packed traffic like

down on my butchered bleeding foot and said bye jove i've had it.

i spent the next year penniless freezing my bum off in my mom's garage cooking up this masterpiece.

Worth it?

Nah, but i knew this world ain't gonna last if we keep using vehicles from the past.

it's time to change how we get around. This drives us.

I mean our video may seem silly there's some things me and the team are really keen on. Reliability, performance engine, nerding, delighting customers making their wishes come true.

that's why we're kicking ass and actually have revenue shipped over a thousand units won multiple distributors and rave reviews like this one.

We need your help bringing this to world-changing scale.

do you really want to throw your cash at some boring other investment or do you want to own a fast-growing piece of awesome?

As you join us making the world a more kick-ass place.

Invest today we'll make your purchase extra special

if you believe in our mission but can't.

Join us right now share with your friends help spread the word.

Comment like subscribe.

i love you

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT F TO FORM C

ARTS-GS	Articles of Incorporation of a General Stock Corporation

3931300

To form a **general stock corporation** in California, you can fill out this form or prepare your own document, and submit for filing along with:

- A **$100** filing fee.
- A separate, non-refundable **$15** service fee also must be included, if you **drop off** the completed form or document.

Important! Corporations in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

Note: *Before submitting the completed form*, you should consult with a private attorney for advice about your specific business needs.

FILED JAW
Secretary of State
State of California
JUL 28 2016

2CC This Space For Office Use Only

For questions about this form, go to *www.sos.ca.gov/business/be/filing-tips.htm.*

Corporate Name (List the proposed corporate name. Go to www.sos.ca.gov/business/be/name-availability.htm for general corporate name requirements and restrictions.)

① The name of the corporation is Hacking Labs

Corporate Purpose

② The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Service of Process (List a California resident or a California registered corporate agent that agrees to be your initial agent to accept service of process in case your corporation is sued. You may list any adult who lives in California. You may **not** list your own corporation as the agent. **Do not** list an address if the agent is a California registered corporate agent as the address for service of process is already on file.)

③ a. Sean Hacking
Agent's Name

b. 1041 Salmon River Rd. | Somes Bar | CA | 95568
*Agent's Street Address (if agent is **not** a corporation) - Do not list a P.O. Box* | *City (no abbreviations)* | *State* | *Zip*

Corporate Addresses

④ a. 1041 Salmon River Rd. | Somes Bar | CA | 95568
Initial Street Address of Corporation - Do not list a P.O. Box | *City (no abbreviations)* | *State* | *Zip*

b. HC 11 Box 202 | Somes Bar | CA | 95568
Initial Mailing Address of Corporation, if different from 4a | *City (no abbreviations)* | *State* | *Zip*

Shares (List the number of shares the corporation is authorized to issue. Note: Before shares of stock are sold or issued, the corporation must comply with the Corporate Securities Law of 1968 administered by the California Department of Business Oversight. For more information, go to www.dbo.ca.gov or call the California Department of Business Oversight at (866) 275-2677.)

⑤ This corporation is authorized to issue only one class of shares of stock.
The total number of shares which this corporation is authorized to issue is 10,000,000.

This form must be signed by each incorporator. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are made part of these articles of incorporation.

▶ [signature]
Incorporator - Sign here

Sean Hacking
Print your name here

Make check/money order payable to: **Secretary of State**	***By Mail***	***Drop-Off***
Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.	Secretary of State Business Entities, P.O. Box 944260 Sacramento, CA 94244-2600	Secretary of State 1500 11th Street, 3rd Floor Sacramento, CA 95814

Certificate of Amendment of Articles of Incorporation of Hacking Labs

The undersigned certifies that:

1. He is the president and secretary of Hacking Labs, a California corporation, with California Entity Number 3931300 (the "Corporation").

2. Article Five of the Articles of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

> "The Corporation is authorized to issue two classes of shares to be designated Common Stock and Non-Voting Common Stock. The total number of shares of Common Stock that the Corporation is authorized to issue is ten million five hundred thousand (10,500,000). The total number of shares of Non-Voting Common Stock that the Corporation is authorized to issue is four million five hundred thousand (4,500,000). The total number of shares the Corporation is entitled to issue is 15,000,000.
>
> The Non-Voting Common Stock shall have, within the limitations provided by law, all the right the rights, preferences, privileges and restrictions pursuant to California law; provided that the holders of shares of Non-Voting Common will not be entitled (A) to vote on any matters of the Corporation, including together with the holders of shares of Common Stock, or (B) to vote on any matter separately as a class or series, except where expressly required by California law."

3. The foregoing amendment of Articles of Incorporation has been duly approved by the Corporation's board of directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. At the record date for the meeting at which such approval occurred, the Corporation had only one class of shares designated Common Stock, and the number of outstanding shares entitled to vote with respect to the foregoing amendment was 9,285,000. The number of shares voting in favor of the foregoing amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

The undersigned, Sean Colin Hacking, declares on this 9th day of March, 2021, under penalty of perjury under the laws of the State of California that he has read the foregoing certificate and knows the contents thereof and that the same is true of his own knowledge.

Sean Colin Hacking, President

Sean Colin Hacking, Secretary

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

TTW March 17 2021, 9:14 AM PST - March 25, 2021 ~ 11:30PM PST -

This offering is not live or open to the public at this moment.

VEER

Next-Gen Drivetrains for the Future of Local Transportation


Reserve Now

Website | Novato, CA | CONSUMER PRODUCTS | TRANSPORTATION

Terms

Equity Offering Type	**$7.5M** Valuation
$0.50 Price per Share	**$300.00** Min. Investment
Common Shares Offered	**TTW** Offering

RESERVE NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

Our split belt is a bombproof carbon fiber drive solution with built-in gear shifting. Our product boosts durability, performance, range, and affordability of light electric vehicles like eBikes, eScooters, and eMotorcycles, leading the market into the future of local transit.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get exclusive perks RESERVE NOW

Reasons to Invest

1. Be a part of the global shift to new, sustainable transportation modes as we revolutionize the global $65.43 billion bicycle market and multimillion quality bike drivetrain market.

2. Our Split Belt is more durable, silent, comes with built-in gear shifting, and never needs lubrication, solving major problems in cost, durability, and convenience in light EV ownership.

3 Our team has a proven record of delivering difficult-to-manufacture products to customers around the world, giving us the know-how to execute successfully and quickly.



Reserve Shares

Meet Our Team



Sean Hacking

CEO/Founder

Sean founded Veer to make bikes work better and sustainable transportation more accessible. With a degree in Biomolecular Engineering and Bioinformatics, experience in automation and robotics in the biotech industry, and a lifelong passion for cycling, Sean is most comfortable building the things nobody else is building.



Theron Hawley

Lead Product Designer

Theron has a passion for integrating engineering and design to create beautiful, functional, customer-centered objects. With a masters from from Istituto Europeo di Design in Madrid and a background in mechanical engineering and manufacturing, he's experienced at bringing consumer products to market.



Kelly Burr

COO

Kelly has over 35+ years of international business experience. Having worked in bike shops in his teen years, as a VP of Operations and Product for a major bicycle manufacturer, and in running his own company, Kelly is an expert in international business, sourcing, production, negotiation, distribution, sales, and business acumen.



Daniel Hacking

Director/Engineering Consultant

Daniel is an energy engineer, mountain bike racer, and expert bike mechanic. He brings this multifaceted knowlege to full force making sure Veer products are fully and brutally tested--in the lab and on the trail. He breaks things so customers don't have to.



Katrina Mounivong

Business Manager

Katrina holds a degree in Biochemistry and Managerial Economics from UC Davis, and has many years of experience in restaurant management. She makes sure everything stays organized and running and every customer is delighted.

Offering Summary

Company :	Hacking Labs
Corporate Address :	46 Digital Dr., STE. 2, Novato, CA 94949
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$300.00

Terms

Offering Type :	Equity
Security Name :	Non-Voting Common
Minimum Number of Shares Offered :	20,000
Maximum Number of Shares Offered :	2,140,000
Price per Share :	$0.50
Pre-Money Valuation :	$7,500,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the Company's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters ("TTW") campaign, and then an investor completes an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, you will receive both bonuses combined as a percentage of your original investment amount. If you purchase 100 shares, you will receive 120 shares total in the live offering (100 (original investment) + 10 (10% bonus shares from your TTW reservation) + 10 (10% bonus shares from the live offering perk).

TTW Reservation Perks*

Reserve during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks if and when the campaign is live.

The 10% StartEngine Owners' Bonus

Hack Labs will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.50 share, you will receive and own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow VEER to get notified of future updates!

Comments (7 total)

Add a public comment...

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Post

Vilem Fruhbauer 53 INVESTMENTS 3 days ago

Hello Sean, congrats on your crowdfunding video - it caught my attention enough to watch it twice and amuse me both times (I rarely watch anything more than once). From your LinkedIn profile my understanding is that you have been working on this for the past 5 years and made $100K last year. Three questions: 1) How much did you spend on this so far? 2) How is your Q1 2021 revenue? 3) What are you doing differently now than you did before to get you to the $2M revenue goal next year?

Sean Hacking - VEER 18 hours ago

Thanks Vilem, we're glad you were amused! There will be a lot more information available in the next day or two with the full launch.
1. It took almost $700k in investment to get to this point, mostly for product development, supply chain, and business development
2.Q1 rev is about $34,000. Not that indicative of expected total 2021 revenue though, due to pending B2B deals
3. Good question. We have not been able to invest a lot in sales and marketing so far, so that is a big focus. We are just getting the the point of going after more OEM sales, which will become our largest source of revenue. Part of the use of funds from this raise will go to some hiring, which will be very important to allow us to grow. Finally, launching new products this year that will have a large impact on our Service Addressable Market size.
Does that help give a better picture for you?
-Sean

Christopher Fonseca SE OWNER 7 INVESTMENTS 6 days ago

W Kim C sorry I didn't meant to report the comment as inappropriate. I can't figure out how to undo this.

W Kim Colich SE OWNER 60 INVESTMENTS 8 days ago

Hi, Is your design patented? Thanks. Blessings

Sean Hacking - VEER 7 days ago

Thanks for the comment Kim! Yes multiple designs are patent pending. We will have a lot more information on here next week with the full launch.

Leonardo Lee SE OWNER 35 INVESTMENTS 9 days ago

Hello.
What was your 2020 revenue?
What are your revenue goals (not projections) for the next 5 years?
If I invest during the TTW phase will I get 10% extra shares plus 10% from SE Owner Bonus, totaling 20% additional shares?
Thanks.

Sean Hacking - VEER 7 days ago

Thanks for the questions Leonardo!
Yes you will get 20% bonus shares during TTW. We will have a lot more information on here next week with the full launch.
2020 Revenue was $107K
Goals for next 5 years:
2021:$400k
2022:$2M
2023:$7M
2024:$15M
2025:$33M
Let us know if you have other questions!

TTW March 25, 2021 ~ 11:30PM PST - March 26, 2021 12:10PM PST

VEER is currently in the **Test the Waters Phase** for **Title III** investments.

VEER

Next-Gen Drivetrains for the Future of Local Transportation


Reserve Now

Website | Novato, CA | CONSUMER PRODUCTS | TRANSPORTATION

Terms

Equity Offering Type	**$7.54M** Valuation
$0.64 Price per Share	**$298.88** Min. Reservation
Common Shares Offered	**TTW** Offering

RESERVE NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

Our split belt is a bombproof carbon fiber drive solution with built-in gear shifting. Our product boosts durability, performance, range, and affordability of light electric vehicles like eBikes, eScooters, and eMotorcycles, leading the market into the future of local transit.

Overview | Team | Terms | Updates | Comments | Follow

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get exclusive perks RESERVE NOW

Reasons to Invest

1. Be a part of the global shift to new, sustainable transportation modes as we revolutionize the global $65.43 billion bicycle market and multimillion quality bike drivetrain market.

2. Our Split Belt is more durable, silent, comes with built-in gear shifting, and never needs lubrication, solving major problems in cost, durability, and convenience in light EV ownership.

3. Our team has a proven record of delivering difficult-to-manufacture products to customers around the world, giving us the know-how to execute successfully and quickly.



Rewards

Get rewarded for investing more into VEER:

$300+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$300+
Investment
TTW Reservation Perk
Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.



Reserve Shares

Meet Our Team



Sean Hacking

CEO/Founder

Sean founded Veer to make bikes work better and sustainable transportation more accessible. With a degree in Biomolecular Engineering and Bioinformatics, experience in automation and robotics in the biotech industry, and a lifelong passion for cycling, Sean is most comfortable building the things nobody else is building.



Theron Hawley

Lead Product Designer

Theron has a passion for integrating engineering and design to create beautiful, functional, customer-centered objects. With a masters from from Istituto Europeo di Design in Madrid and a background in mechanical engineering and manufacturing, he's experienced at bringing consumer products to market.



Kelly Burr

COO

Kelly has over 35+ years of international business experience. Having worked in bike shops in his teen years, as a VP of Operations and Product for a major bicycle manufacturer, and in running his own company, Kelly is an expert in international business, sourcing, production, negotiation, distribution, sales, and business acumen.



Daniel Hacking

Director/Engineering Consultant

Daniel is an energy engineer, mountain bike racer, and expert bike mechanic. He brings this multifaceted knowlege to full force making sure Veer products are fully and brutally tested--in the lab and on the trail. He breaks things so customers don't have to.



Katrina Mounivong

Business Manager

Katrina holds a degree in Biochemistry and Managerial Economics from UC Davis, and has many years of experience in restaurant management. She makes sure everything stays organized and running and every customer is delighted.

Offering Summary

Company	Hacking Labs
Corporate Address	46 Digital Dr., STE. 2, Novato, CA 94949
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$298.88

Terms

Offering Type	Equity
Security Name	Non-Voting Common Stock
Minimum Number of Shares Offered	15,625
Maximum Number of Shares Offered	1,671,875
Price per Share	$0.64
Pre-Money Valuation	$7,542,400.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the Company's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters ("TTW") campaign, and then an investor completes an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, you will receive both bonuses combined as a percentage of your original investment amount. If you purchase 100 shares, you will receive 120 shares total in the live offering (100 (original investment) + 10 (10% bonus shares from your TTW reservation) + 10 (10% bonus shares from the live offering perk).

TTW Reservation Perks*

Reserve during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks if and when the campaign is live.

Live Offering Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$500+ You Rock! Level Up

30% discount on an order, shirt, stickers

$1,000+ We Love You? Level Up

2% bonus shares, 30% discount on an order, shirt, remote control electric motorcycle

$2,500+ Riders LevelUp

5% bonus shares, 30% discount on an order, shirt, remote control electric motorcycle

$5,000+ Owners Level Up

10% bonus shares, lifetime 30% discount on orders, shirt, underwear, remote control electric motorcycle, glorious founder edition trophy

$10,000+ Founders Level Up

15% bonus shares, a raffle ticket for 1 of 3 Custom Founder Edition electric bikes with Veer Split Belt, call or meeting with the founding team, first look at upcoming products in development, lifetime 30% discount on orders, shirt, underwear, remote control electric motorcycle, glorious founder edition trophy

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hack Labs will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $0.64 share, you will receive and own 110 shares for $64. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow VEER to get notified of future updates!

Comments (7 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Vilem Fruhbauer 53 INVESTMENTS 3 days ago

Hello Sean, congrats on your crowdfunding video - it caught my attention enough to watch it twice and amuse me both times (I rarely watch anything more than once). From your LinkedIn profile my understanding is that you have been working on this for the past 5 years and made $100K last year. Three questions: 1) How much did you spend on this so far? 2) How is your Q1 2021 revenue? 3) What are you doing differently now than you did before to get you to the $2M revenue goal next year?

Sean Hacking - VEER 18 hours ago

Thanks Vilem, we're glad you were amused! There will be a lot more information available in the next day or two with the full launch.
1. It took almost $700k in investment to get to this point, mostly for product development, supply chain, and business development
2.Q1 rev is about $34,000. Not that indicative of expected total 2021 revenue though, due to pending B2B deals
3. Good question. We have not been able to invest a lot in sales and marketing so far, so that is a big focus. We are just getting the the point of going after more OEM sales, which will become our largest source of revenue. Part of the use of funds from this raise will go to some hiring, which will be very important to allow us to grow. Finally, launching new products this year that will have a large impact on our Service Addressable Market size.
Does that help give a better picture for you?
-Sean

Christopher Fonseca SE OWNER 7 INVESTMENTS 6 days ago

W Kim C sorry I didn't meant to report the comment as inappropriate. I can't figure out how to undo this.

W Kim Colich SE OWNER 60 INVESTMENTS 8 days ago

Hi, Is your design patented? Thanks. Blessings

Sean Hacking - VEER 7 days ago

Thanks for the comment Kim! Yes multiple designs are patent pending. We will have a lot more information on here next week with the full launch.

Leonardo Lee SE OWNER 35 INVESTMENTS 9 days ago

Hello.
What was your 2020 revenue?

What are your revenue goals (not projections) for the next 5 years?
If I invest during the TTW phase will I get 10% extra shares plus 10% from SE Owner Bonus, totaling 20% additional shares?
Thanks.

Sean Hacking - VEER 7 days ago

Thanks for the questions Leonardo!
Yes you will get 20% bonus shares during TTW. We will have a lot more information on here next week with the full launch.
2020 Revenue was $107K
Goals for next 5 years:
2021:$400k
2022:$2M
2023:$7M
2024:$15M
2025:$33M
Let us know if you have other questions!

VEER
23 March at 20:01 ·

🚲 Our equity crowdfunding campaign is now open on StartEngine 🚲

The weak point of any eBike is the outdated rusty old chain, which will rust, jam up and leave you on the side of the road going nowhere fast.

Our Split Belt Drive is our modern day solution to the rusty old chain drive– outperforming it in durability, simplicity and safety.

It never needs lubricating, it doesn't rust and it is better equipped for the power and torque of the new era of light electric vehicle.

In the last 2 years, we've already sold 1,000 belts since entering the $23 billion eBike market.

This is your opportunity to invest in the future of local eBike transportation and help us encourage cities across the world to go green.

Offering circular here: https://www.startengine.com/veer

**This Reg CF is made public through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


It's a magical carbon fiber drive for bicycles,
and light electric vehicles (LEVs)

STARTENGINE.COM/VEER

Invest In VEER | The First Aftermarket Belt Drive For eBikes

Learn More

VEER

Published by Glide Agency · 17 March at 20:45 ·

🚲 Our equity crowdfunding campaign is now open on StartEngine 🚲

The weak point of any eBike is the outdated rusty old chain, which will rust, jam up and leave you on the side of the road going nowhere fast.

Our Split Belt Drive is our modern day solution to the rusty old chain drive– outperforming it in durability, simplicity and safety.

It never needs lubricating, it doesn't rust and it is better equipped for the power and torque of the new era of light electric vehicle.

In the last 2 years, we've already sold 1,000 belts since entering the $23 billion eBike market.

This is your opportunity to invest in the future of local eBike transportation and help us encourage cities across the world to go green.

Offering circular here: https://www.startengine.com/veer

**This Reg CF is made public through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Upgrade your
eBike Experience
VEER

VEER

2d ·

🚲 Our equity crowdfunding campaign is now open on StartEngine 🚲

The weak point of any eBike is the outdated rusty old chain, which will rust, jam up and leave you on the side of the road going nowhere fast.

Our Split Belt Drive is our modern day solution to the rusty old chain drive– outperforming it in durability, simplicity and safety.

It never needs lubricating, it doesn't rust and it is better equipped for the power and torque of the new era of light electric vehicle.

In the last 2 years, we've already sold 1,000 belts since entering the $23 billion eBike market.

This is your opportunity to invest in the future of local eBike transportation and help us encourage cities across the world to go green.

Offering circular here: https://www.startengine.com/veer

**This Reg CF is made public through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Invest In VEER | The First Aftermarket Belt Drive For eBikes
03:30

STARTENGINE.COM/VEER

VEER

Published by Glide Agency · 23 March at 20:01 ·

🚲 Our equity crowdfunding campaign is now open on StartEngine 🚲

The weak point of any eBike is the outdated rusty old chain, which will rust, jam up and leave you on the side of the road going nowhere fast.

Our Split Belt Drive is our modern day solution to the rusty old chain drive– outperforming it in durability, simplicity and safety.

It never needs lubricating, it doesn't rust and it is better equipped for the power and torque of the new era of light electric vehicle.

In the last 2 years, we've already sold 1,000 belts since entering the $23 billion eBike market.

This is your opportunity to invest in the future of local eBike transportation and help us encourage cities across the world to go green.

Offering circular here: https://www.startengine.com/veer

**This Reg CF is made public through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Founder at Veer.

STARTENGINE.COM/VEER

Invest In VEER | The First Aftermarket Belt Drive For eBikes

Learn More

VEER

Published by Glide Agency · 17 March at 20:45 ·

🚲 Our equity crowdfunding campaign is now open on StartEngine 🚲

The weak point of any eBike is the outdated rusty old chain, which will rust, jam up and leave you on the side of the road going nowhere fast.

Our Split Belt Drive is our modern day solution to the rusty old chain drive– outperforming it in durability, simplicity and safety.

It never needs lubricating, it doesn't rust and it is better equipped for the power and torque of the new era of light electric vehicle.

In the last 2 years, we've already sold 1,000 belts since entering the $23 billion eBike market.

This is your opportunity to invest in the future of local eBike transportation and help us encourage cities across the world to go green.

Offering circular here: https://www.startengine.com/veer

**This Reg CF is made public through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Upgrade your
eBike Experience
VEER

VEER

Published by HubSpot Ads · 23 March at 20:08 ·

•••

🚲 Our equity crowdfunding campaign is now open on StartEngine 🚲

Light electric vehicles (LEV's) are the future of worldwide transport.

We're the first to create the spliced belt drive. It's a durable, simple and safe solution, compared to the clunky chain driven technology which is a relic of the past.

Our belt will improve the lives of e-bike e-scooters and e-motorcycle users by reducing servicing costs and downtime due to breakdowns.

In the last 2 years, we've already sold 1,000 belts since entering the $53 billion LEV market.

🌎 This is your opportunity to invest in the future of local green transportation.

Offering circular here: https://www.startengine.com/veer

**This Reg CF is made public through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Resume Video
Learn More
startengine.com/veer

STARTENGINE.COM/VEER

Invest In VEER | The First Aftermarket Belt Drive For LEV's

Learn More

VEER

Published by Glide Agency · 17 March at 20:45 ·

🚲 Our equity crowdfunding campaign is now open on StartEngine 🚲

The weak point of any eBike is the outdated rusty old chain, which will rust, jam up and leave you on the side of the road going nowhere fast.

Our Split Belt Drive is our modern day solution to the rusty old chain drive– outperforming it in durability, simplicity and safety.

It never needs lubricating, it doesn't rust and it is better equipped for the power and torque of the new era of light electric vehicle.

In the last 2 years, we've already sold 1,000 belts since entering the $23 billion eBike market.

This is your opportunity to invest in the future of local eBike transportation and help us encourage cities across the world to go green.

Offering circular here: https://www.startengine.com/veer

**This Reg CF is made public through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Upgrade your
eBike Experience
VEER

The electric bike market is ever growing, with sales of eBikes increasing by 200% in 2020.

Our Split Belt Drive has already taken off with more than $100,000 worth of sales.

The events of 2020 have accelerated this trend, with more people in Europe ditching crowded public transport for electric bikes.

This is your opportunity to invest in the future of local transportation and help us encourage cities across the world to go green.

Offering circular here: https://www.startengine.com/veer

**This Reg CF is made public through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Upgrade your
eBike Experience
DIESEL
EQUITY CROWDFUNDING NOW OPEN

VEER

Published by Glide Agency · 17 March at 20:45 ·

🚲 Our equity crowdfunding campaign is now open on StartEngine 🚲

👎 Here's the problem with eBike chains - they suck!

They rust, jam or fall off your bike when you peddle too hard.

The chains simply don't go the distance.

Designed more than 140 years ago, the rusty old bike chain was never designed with electric power in mind, meaning it costs more to run and maintain – pricing out many potential users.

The solution? Enter our Split Belt Drive. It outperforms the traditional bike chain in durability, simplicity and safety.

The toothed carbon fiber Split Belt is as strong as a chain, yet far more efficient—meaning motors and batteries can be smaller, cheaper, and lighter.

It drops into any existing bike, including eScooters, and eMotorcycles.

No lubrication is required, it doesn't rust and saves many hours of heartache and lost time on the side of the road.

The electric bike market is ever growing, with sales of eBikes increasing by 200% in 2020.

Our Split Belt Drive has already taken off with more than $100,000 worth of sales.

The events of 2020 have accelerated this trend, with more people in Europe ditching crowded public transport for electric bikes.

This is your opportunity to invest in the future of local transportation and help us encourage cities across the world to go green.

Offering circular here: https://www.startengine.com/veer

**This Reg CF is made public through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Upgrade your
eBike Experience

VEER

Published by Glide Agency · 17 March at 20:46 ·

🚲 Our equity crowdfunding campaign is now open on StartEngine 🚲

Light electric vehicles (LEV's) are the future of worldwide transport.

We're the first to create the spliced belt drive. It's a durable, simple and safe solution, compared to the clunky chain driven technology which is a relic of the past.

Our belt will improve the lives of e-bike e-scooters and e-motorcycle users by reducing servicing costs and downtime due to breakdowns.

In the last 2 years, we've already sold 1,000 belts since entering the $53 billion LEV market.

🌎 This is your opportunity to invest in the future of local green transportation.

Offering circular here: https://www.startengine.com/veer

**This Reg CF is made public through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Upgrade your
eBike Experience
DIESEL

VEER
Published by Glide Agency · 17 March at 20:45 ·

🚲 Our equity crowdfunding campaign is now open on StartEngine 🚲

👎 Here's the problem with eBike chains - they suck!

They rust, jam or fall off your bike when you peddle too hard.

The chains simply don't go the distance.

Designed more than 140 years ago, the rusty old bike chain was never designed with electric power in mind, meaning it costs more to run and maintain – pricing out many potential users.

The solution? Enter our Split Belt Drive. It outperforms the traditional bike chain in durability, simplicity and safety.

The toothed carbon fiber Split Belt is as strong as a chain, yet far more efficient—meaning motors and batteries can be smaller, cheaper, and lighter.

It drops into any existing bike, including eScooters, and eMotorcycles.

No lubrication is required, it doesn't rust and saves many hours of heartache and lost time on the side of the road.

The electric bike market is ever growing, with sales of eBikes increasing by 200% in 2020.

Our Split Belt Drive has already taken off with more than $100,000 worth of sales.

The events of 2020 have accelerated this trend, with more people in Europe ditching crowded public transport for electric bikes.

This is your opportunity to invest in the future of local transportation and help us encourage cities across the world to go green.

Offering circular here: https://www.startengine.com/veer

**This Reg CF is made public through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Upgrade your
eBike Experience

Our Split Belt Drive has already taken off with more than $100,000 worth of sales.

The events of 2020 have accelerated this trend, with more people in Europe ditching crowded public transport for electric bikes.

This is your opportunity to invest in the future of local transportation and help us encourage cities across the world to go green.

Offering circular here: https://www.startengine.com/veer

**This Reg CF is made public through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Upgrade your
eBike Experience
VEER
EQUITY CROWDFUNDING NOW OPEN

VEER

Published by Glide Agency · 17 March at 20:45 ·

🚲 Our equity crowdfunding campaign is now open on StartEngine 🚲

The weak point of any eBike is the outdated rusty old chain, which will rust, jam up and leave you on the side of the road going nowhere fast.

Our Split Belt Drive is our modern day solution to the rusty old chain drive– outperforming it in durability, simplicity and safety.

It never needs lubricating, it doesn't rust and it is better equipped for the power and torque of the new era of light electric vehicle.

In the last 2 years, we've already sold 1,000 belts since entering the $23 billion eBike market.

This is your opportunity to invest in the future of local eBike transportation and help us encourage cities across the world to go green.

Offering circular here: https://www.startengine.com/veer

**This Reg CF is made public through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Upgrade your
eBike Experience
VEER